[Bryan Cave LLP Letterhead]

January 17, 2017

Via EDGAR and Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Nicolet Bankshares, Inc.

Registration Statement on Form S-4

Filed December 13, 2016

File No. 333-215057

Ladies and Gentlemen:

On behalf of our client, Nicolet Bankshares, Inc. (“Nicolet”), we are responding to the comments received from your office by letter dated January 9, 2017 with respect to the above-referenced Registration Statement on Form S-4. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the Staff’s comments) refer to pages of the marked copy of Amendment No. 1 to Registration Statement on Form S-4, which is being filed concurrently and reflects Nicolet’s responses to the Staff’s comments. The response below is based on information provided to us by Nicolet, First Menasha and their respective representatives.

General

1.	Please provide beneficial ownership disclosure of First Menasha, as required by Item 18(a)(5)(ii) of Form S-4. See also Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 68 has been revised to include this information.

Prospectus Cover Page

2.	Please revise to clarify that no less than 146,800 shares and no more than 234,900 shares of First Menasha common stock will be converted into the cash consideration, as disclosed elsewhere in the prospectus. Also disclose the minimum and maximum number of shares you may issue to First Menasha shareholders in the event that the exchange ratio becomes floating.

Response: In response to the Staff’s comment, and in light of telephonic conversations with the Staff, the prospectus cover page and the summary on page 3 have been revised, and we have added illustrative examples of potential adjustments to the exchange ratio on page 32. In addition, we have added cross references to the illustrative examples on page ii.

Robert D. Klingler, Esq. | Direct Line (404) 572-6810 | Direct Fax (404) 420-0810 | robert.klingler@bryancave.com

Securities and Exchange Commission

January 17, 2017

The Merger

Prospective Financial Information of First Menasha, page 28

3.	At the bottom of page 29, you state that the inclusion of the First Menasha projections should not be deemed an admission or representation by First Menasha or Nicolet that it is viewed as material information. Similarly, at the end of the same paragraph you state that the financial projections are “not being included to influence your decision whether to vote for the merger proposal” and are being provided “solely because they were made available to other parties in connection with the merger.” These statements unduly limit a shareholder's reliance on the registration statement disclosures. Please remove or revise as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 29 has been revised.

Interests of Certain Persons in the Merger, page 30

4.	Please revise to quantify the value of each of the First Menasha officers’ and directors’ interests in the merger that are different from the interests of other First Menasha shareholders. For example, please quantify the value of payments in respect of the restricted stock awards described in this section. Please refer to Item 18(a)(5)(i) of Form S-4.

Response: In response to the Staff’s comment, the disclosure on page 30 has been revised to include this information.

Exhibit 8.1 — Opinion of Bryan Cave LLP

5.	To the extent that counsel intends to provide a short form opinion, then please have counsel revise Exhibit 8.1 to state that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences of the Merger” is counsel's opinion and make conforming revisions to the tax disclosure in the prospectus. Please also revise your tax disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the statement at the top of page 50 that the parties have “structured the merger to qualify as a reorganization” and the related assumption in the fourth paragraph) and instead provide a firm conclusion regarding the material tax consequences to investors. Otherwise, if counsel intends to provide a long form opinion, then please have counsel revise its opinion to include all material tax consequences of the merger transaction. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the disclosure on page 49 and the tax opinion filed as Exhibit 8.1 have been revised.

*  *  *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6810. My fax number is (404) 420-0810.

Sincerely,

/s/ Robert D. Klingler
Robert D. Klingler

Enclosures

cc:	Ann K. Lawson

Nicolet Bankshares, Inc.

John T. Reichert, Esq.

Reinhart Boerner Van Deuren s.c.

Robert D. Klingler, Esq. | Direct Line (404) 572-6810 | Direct Fax (404) 420-0810 | robert.klingler@bryancave.com